THE ALGER AMERICAN FUND
111 Fifth Avenue
New York, New York  10003

April 9, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Michael L. Kosoff

Re:	The Alger American Fund (File Nos.: 811-5550, 33-21722)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger American Fund (“TAAF”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 31 under the Securities Act (the “Amendment”) to TAAF’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 30 under the Securities Act to the Registration Statement filed with the SEC on March 12, 2008 in order to make certain changes to Alger American Growth Portfolio (“Growth Portfolio”), as well as to update each of the Class O Prospectus and the Class S Prospectus (each, a “Prospectus”) and statement of additional information (“SAI”) for the other series of TAAF (together with Growth Portfolio, the “Portfolios”).  Comments were provided by telephone to Lisa A. Moss and Sharon Akselrod by Michael L. Kosoff of the Staff on April 1, 2008.  For the convenience of the Staff, comments have been summarized below and TAAF’s response follows each comment.  References in the responses to the Prospectus or SAI are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

CLASS S PROSPECTUS

(conforming changes will be made to the Class O Prospectus)

Alger American MidCap Growth Portfolio (p. 3)

1.                                       Staff Comment:  Please confirm that liquidity is a risk associated with investments in mid-cap securities.

Response:  We have modified the disclosure to more specifically address investments in mid-cap securities.  We believe that there is liquidity risk associated with such securities, although to a lesser degree than small-cap securities.

Alger American Balanced Portfolio (pp. 3-4)

2.                                       a.                                       Staff Comment:  Please refer to lower-rated securities as junk bonds the first time they are mentioned.  The reference to junk bonds can be made parenthetically.

Response:  The requested change has been made.

b.                                      Staff Comment:  Please remove derivatives as a principal risk of the Portfolio if derivatives are not included in the principal strategies disclosure.

Response:  The requested change has been made. We have removed the sixth bullet regarding the risk of fixed-income derivative securities.

c.                                       Staff Comment:  Please include the risk associated with U.S. Government securities that they may not be guaranteed as to principal and interest if applicable.

Response:  The requested change has been made.

Risk/Return Summary:  Fee Table (p. 6)

3.                                       Staff Comment:  Please include a line item for “Acquired Fund Fees and Expenses” if applicable (see Item 3 of Form N-1A, instruction 3(f)).

Response:  As we noted during the call, this comment is not applicable to any of the Portfolios.

4.                                       Staff Comment:  Please note that expense waivers can only be given effect for the term by which the Portfolio is contractually bound by the waiver.

Response:  As we noted during the call, the disclosure conforms to this guidance.

5.                                       Staff Comment:  Please include 5- and 10- year period numbers in the Examples for each of Alger American MidCap Growth Portfolio and Alger American SmallCap Growth Portfolio if required by Item 3 of Form N-1A, instruction 4, and Item 3 instruction 5 does not apply.

Response:  As each of Alger American MidCap Growth Portfolio and Alger American SmallCap Growth Portfolio have operating results for more than 6 months, the 5- and 10- year period numbers have been added to the Example.

Hypothetical Investment and Expense Information (p. 7)

6.                                       Staff Comment:  Please update to include Class S expenses.

Response:  The requested change has been made.

7.                                       Staff Comment:  Please rename the section “Hypothetical Expense Information.”

Response:  The requested change has been made.

8.                                       Staff Comment:  Please delete the references to returns in the lead-in paragraph to the chart.

Response:  The requested change has been made.

Additional Information About the Portfolios’ Investments (p. 8)

9.             Staff Comment:  Please remove the discussion regarding options and foreign securities as risks of the Portfolios if they are not mentioned in the principal strategies sections.

Response:  On page 2 of the Prospectus there is disclosure regarding each Portfolio’s ability to purchase options.  We have added disclosure regarding each Portfolio’s ability to invest in foreign securities.  As these disclosures apply to each Portfolio, we believe the risk disclosure is appropriate.

Classes of Shares (p. 11)

10.                                 Staff Comment:  Please add the amount payable pursuant to Rule 12b-1 pursuant to Item 7(b) of Form N-1A.

Response:  The requested change has been made.

Disclosure of Portfolio Holdings (p. 12)

11.           Staff Comment:  Please describe any ongoing arrangements to make available information about the Portfolios’ securities to any person, including the identity of the persons who receive information pursuant to such arrangements, the frequency of providing information and the length of any lag in providing the information, as per item 11(f)(2).  (Note: This disclosure can be provided in the SAI.)  Please also clarify whether the duties imposed on service providers is also imposed on all third parties.

Response:  The Portfolios currently do not have any ongoing arrangements to provide portfolio holdings information.  If any of the Portfolios enter into such arrangements, when the Registration Statement is updated, the required disclosure will be included.

Other Information (p. 13)

12.           Staff Comment:  Please confirm that the redemption by the Portfolio if the correct social security number is not provided is applicable.

Response:  The disclosure was intended to address incorrect tax ID numbers related to omnibus accounts, but as the Staff suggests, this may be confusing.  The disclosure has been deleted.

13.                                 Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Because TAAF and its management are in possession of all facts relating to the Portfolios’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from TAAF acknowledging that:

•                                          TAAF is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          TAAF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from TAAF, on behalf of the Portfolios, is filed with this letter.

*     *     *     *     *

We hope the Staff finds this letter and the revisions in the Amendment responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or e-mail lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Hal Liebes, Esq.
Sharon Akselrod

THE ALGER AMERICAN FUND
111 Fifth Avenue
New York, New York  10003

April 9, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Michael L. Kosoff

Re:                              The Alger American Fund (File Nos.: 811-5550, 33-21722)

Registration Statement on Form N-1A

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE ALGER AMERICAN FUND

By:	/s/ Lisa A. Moss
Name: Lisa A. Moss
Title: Assistant Secretary

cc:	Hal Liebes, Esq.
Sharon Akselrod